Filed by Coca-Cola HBC AG
pursuant to Rule 425 under the Securities Act of 1933

Subject Company:
Coca-Cola Hellenic Bottling Company S.A.
Registration Statement File No. 333-184685

        THIS LETTER IS IMPORTANT AND REQUIRES YOUR ATTENTION. If you are in any doubt about what action you should take, we recommend you seek advice from your broker-dealer, commercial bank, trust company or other nominee, legal advisor, accountant, fund manager or other appropriately authorized independent financial advisor. You should read this letter in conjunction with the offer to exchange/prospectus, dated March 19, 2013 (referred to herein as the "offer to exchange/prospectus"), forming part of the Registration Statement on Form F-4 (Reg. No. 333-184685), as amended, filed with the U.S. Securities and Exchange Commission ("SEC"). You can retrieve a copy of the offer to exchange/prospectus and other offer-related documents free of charge from the SEC's website at www.sec.gov. Unless the context requires otherwise, words and expressions defined in the offer to exchange/prospectus have the same meaning in this letter.

        If you are not a Coca-Cola Hellenic ADS holder, please disregard this letter. You should contact D.F. King & Co., Inc., at +1 (212) 325-2000 from within the United States or +44 207 920-9700 from outside the United States.

Coca-Cola HBC AG

May 23, 2013

To Coca-Cola Hellenic ADS Holders

Statutory Buy-out Under Greek Law to Acquire All Remaining Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares Represented by Coca-Cola Hellenic ADSs)

Dear Sir or Madam,

        On April 22, 2013, Coca-Cola HBC AG ("Coca-Cola HBC") announced the successful conclusion of its exchange offer for all shares ("Coca-Cola Hellenic Shares") and American depositary shares ("Coca-Cola Hellenic ADSs") of Coca-Cola Hellenic Bottling Company S.A. ("Coca-Cola Hellenic"). The exchange offer comprised a U.S. offer and a Greek offer. At the close of the acceptance period of the exchange offer, a total of 355,009,014 Coca-Cola Hellenic Shares, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs, were tendered, representing approximately 96.85% of all issued Coca-Cola Hellenic Shares.

        As Coca-Cola HBC acquired more than 90% of Coca-Cola Hellenic Shares in the exchange offer, it initiated the buy-out procedure to compulsorily acquire any remaining Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs) by filing an application with the Hellenic Capital Market Commission (the "HCMC") on May 17, 2013. On May 22, 2013, the HCMC approved the Greek statutory buy-out application and resolved that, in accordance with applicable law and regulations, the last trading day of the Coca-Cola Hellenic Shares on the Athens Exchange will be June 6, 2013. Upon completion of the Greek statutory buy-out, which is expected to occur on or around June 18, 2013, Coca-Cola HBC will compulsorily acquire the 11,544,493 Coca-Cola Hellenic Shares that it did not acquire in the exchange offer, and Coca-Cola Hellenic will become a wholly owned subsidiary of Coca-Cola HBC.

        The consideration payable for each Coca-Cola Hellenic Share subject to the Greek statutory buy-out will be, at the election of the remaining holders, either (a) one Coca-Cola HBC Share in one of the forms available to such holders in the exchange offer or (b) €13.58 in cash, reduced by the applicable Greek transfer tax. In either case, Coca-Cola HBC will assume the payment of clearing duties in accordance with applicable Greek law and regulation and the remaining holders will not have to pay brokerage commissions, although banks, brokers or custodians through which Coca-Cola Hellenic Shares are held may charge fees for the services they provide in connection with the Greek statutory buy-out.

        Coca-Cola HBC has made arrangements to permit holders of Coca-Cola Hellenic ADSs to make an election in the Greek statutory buy-out. If you have sold or otherwise transferred any of your Coca-Cola Hellenic ADSs, please forward this document and the enclosed Supplemental Letter of Transmittal as soon as possible to the purchaser or the transferee or to the stockbroker, banker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, no offer is being made directly or indirectly in any jurisdiction where such offer would be prohibited by applicable law.

        The period to surrender your Coca-Cola Hellenic ADSs and make an election in the ADS portion of the Greek statutory buy-out will expire at 5:00 p.m., New York City time, on June 5, 2013 (which is one New York business day before the election deadline of the Greek statutory buy-out with respect to Coca-Cola Hellenic Shares).

        If you do not make a valid election in the ADS portion of the Greek statutory buy-out, you will automatically receive one Coca-Cola HBC ADS in exchange for each of your Coca-Cola Hellenic ADSs, provided that if you hold Coca-Cola Hellenic ADSs registered in your name in certificated form, it will be necessary for you to surrender your certificate(s) to the ADS Exchange Agent to receive Coca-Cola HBC ADSs.

        You should note that as previously disclosed, the deadline for instructing the ADS Exchange Agent to participate in the Greek statutory sell-out and delivering the corresponding Coca-Cola Hellenic ADSs will also terminate at 5:00 p.m., New York City time, on June 5, 2013.

What is the consideration payable to holders of Coca-Cola Hellenic ADSs?

        The consideration payable to holders of Coca-Cola Hellenic ADSs who surrender their Coca-Cola Hellenic ADSs in the ADS portion of the Greek statutory buy-out through the ADS Exchange Agent is either, at the holder's election, for each Coca-Cola Hellenic ADS:

  •
  one Coca-Cola HBC ADS representing one Coca-Cola HBC Share; or

  •
  €13.58 in cash, net of the 0.20% Greek transaction tax (calculated based on €13.58) net of applicable fees, taxes and expenses, converted and paid in U.S. dollars pursuant to the terms of the Coca-Cola Hellenic ADS deposit agreement.

        As indicated above, remaining holders of Coca-Cola Hellenic ADSs who have not made an election in the ADS portion of the Greek statutory buy-out will automatically receive, for each Coca-Cola Hellenic ADS, one Coca-Cola HBC ADS, provided that if you hold Coca-Cola Hellenic ADSs registered in your name in certificated form, it will be necessary for you to surrender your certificate(s) to the ADS Exchange Agent to receive Coca-Cola HBC ADSs.

Which method should I use to surrender my Coca-Cola Hellenic ADSs in the ADS portion of the Greek statutory buy-out?

        If you wish to make an election in the ADS portion of the Greek statutory buy-out, you should surrender your Coca-Cola Hellenic ADSs, together with the applicable election, to Citibank, N.A., in its capacity as ADS Exchange Agent, which in turn will make an election in respect of the Coca-Cola Hellenic Shares represented by your Coca-Cola Hellenic ADSs in the Greek statutory buy-out and will distribute the applicable consideration to you pursuant to the terms of the offer to exchange/prospectus and the enclosed Supplemental Letter of Transmittal. If you do not make a valid election in the ADS portion of the Greek statutory buy-out, you will automatically receive one Coca-Cola HBC ADS in exchange for each of your Coca-Cola Hellenic ADSs, provided that if you hold Coca-Cola Hellenic ADSs registered in your name in certificated form, it will be necessary for you to surrender your certificate(s) to the ADS Exchange Agent to receive Coca-Cola HBC ADSs.

        If you do not wish to make an election in the ADS portion of the Greek statutory buy-out through the ADS Exchange Agent, you may arrange to cancel your Coca-Cola Hellenic ADSs and make an election with respect to the underlying Coca-Cola Hellenic Shares pursuant to the terms of the Greek statutory buy-out. However, you will have to pay any applicable fees (including a withdrawal fee to the

2

Coca-Cola Hellenic depositary of up to $5.00 per 100 Coca-Cola Hellenic ADSs surrendered for cancellation), taxes and other governmental charges payable in connection with the withdrawal of the underlying Coca-Cola Hellenic Shares. In addition, if you fail to make a valid election in the Greek statutory buy-out with respect to your Coca-Cola Hellenic Shares, you will receive, for each Coca-Cola Hellenic Share compulsorily acquired in the Greek statutory buy-out, one Coca-Cola HBC Share as default consideration which will be delivered for your account to the DSS special account of the Greek Loans and Consignments Fund. Please note that the last day to surrender your Coca-Cola Hellenic ADSs to the Coca-Cola Hellenic depositary for cancellation and withdrawal of the corresponding Coca-Cola Hellenic Shares will be May 30, 2013.

How do I make an election in the ADS portion of the Greek statutory buy-out?

  •
  If you hold Coca-Cola Hellenic ADSs through a broker, dealer, commercial bank, trust company or other nominee and you wish to make an election in the ADS portion of the Greek statutory buy-out through the ADS Exchange Agent, you should not send your instructions directly to the ADS Exchange Agent. Instead, you will need to instruct your broker, dealer, commercial bank, trust company or nominee to (a) surrender your Coca-Cola Hellenic ADSs to the ADS Exchange Agent, (b) select the consideration to be received in the ADS portion of the Greek statutory buy-out and (c) instruct the ADS Exchange Agent to make a corresponding election with respect to the Coca-Cola Hellenic Shares represented by your Coca-Cola Hellenic ADSs in the Greek statutory buy-out, in each case through the book-entry procedures (referred to as the "automated tender system" or "ATOP system") set up for such purpose by the ADS Exchange Agent at The Depository Trust Company ("DTC").

  •
  If you hold your Coca-Cola Hellenic ADSs directly in your name in certificated form and you wish to make an election in the ADS portion of the Greek statutory buy-out through the ADS Exchange Agent, you will need to complete (including, without limitation, by selecting the form of consideration you wish to receive in the ADS portion of the Greek statutory buy-out) and sign the enclosed Supplemental Letter of Transmittal and return it together with the certificates evidencing your Coca-Cola Hellenic ADSs and any other required documentation to the ADS Exchange Agent at the address set forth on the Supplemental Letter of Transmittal.

  •
  If you hold your Coca-Cola Hellenic ADSs directly in your name in book-entry form in the direct registration system maintained by the Coca-Cola Hellenic ADS Depositary or in the International Direct Investment (IDI) program established by the Coca-Cola Hellenic ADS Depositary with respect to Coca-Cola Hellenic ADSs and you wish to make an election in the ADS portion of the Greek statutory buy-out through the ADS Exchange Agent, you will need to complete (including, without limitation, by selecting the form of consideration you wish to receive in the ADS portion of the Greek statutory buy-out) and sign the enclosed Supplemental Letter of Transmittal and return it together with any required documentation to the ADS Exchange Agent at the address set forth on the Supplemental Letter of Transmittal.

        The deadline for surrendering your Coca-Cola Hellenic ADSs and making an election in the ADS portion of the Greek statutory buy-out is 5:00 p.m., New York City time, on June 5, 2013, which is the New York business day immediately preceding the election deadline of the Greek statutory buy-out with respect to Coca-Cola Hellenic Shares.

        All surrenders and elections pursuant to the enclosed Supplemental Letter of Transmittal are irrevocable. No withdrawal rights apply to the ADSs portion of the Greek statutory buy-out. No partial surrender of Coca-Cola Hellenic ADSs is permitted. No partial or split elections are permitted.

        In the case of an election to receive Coca-Cola HBC ADSs in the ADS portion of the Greek statutory buy-out, the ADS Exchange Agent will arrange for the delivery of the Coca-Cola HBC ADSs to the holder after receipt of the corresponding Coca-Cola HBC Shares in the Greek statutory buy-out.

3

In the case of a cash election, the ADS Exchange Agent will arrange for the conversion of the net cash euro consideration into U.S. dollars (at the current spot exchange rate at the time of receipt of the net cash euro consideration) pursuant to the terms of the Coca-Cola Hellenic ADS deposit agreement, and the remittance of the net cash consideration in U.S. dollars (after deduction of applicable fees, taxes and expenses) to the holder promptly after receipt of the applicable euro cash consideration and the completion of the conversion of such euro cash consideration into U.S. dollars.

        For Coca-Cola Hellenic ADSs surrendered in the ADS portion of the Greek statutory buy-out via DTC, the applicable Coca-Cola HBC ADSs and net cash consideration in U.S. dollars will be distributed by the ADS Exchange Agent via DTC. For Coca-Cola Hellenic ADSs surrendered in the ADS portion of the Greek statutory buy-out directly by the registered holder of Coca-Cola Hellenic ADSs to the ADS Exchange Agent, the applicable Coca-Cola HBC ADSs will be distributed by the ADS Exchange Agent in direct registration form and the net cash consideration in U.S. dollars will be disbursed by check.

        Coca-Cola HBC expects that trading in the new Coca-Cola HBC ADSs issued in the ADS portion of the Greek statutory buy-out on the New York Stock Exchange will commence on the trading day following the completion of the Greek statutory buy-out.

Enquiries

        This letter should be read in conjunction with the offer to exchange/prospectus, the enclosed Supplemental Letter of Transmittal and the offer-related documents that have been sent to you or that have been published or filed with the SEC by Coca-Cola HBC and Coca-Cola Hellenic. If you would like to obtain a further copy of these documents, or have any questions relating to the Greek statutory buy-out, please contact our Information Agent, D.F. King & Co., at the telephone numbers set out below.

D.F. King & Co.
International: +44 207 920-9700
United States: +1 (212) 325-2000

Yours faithfully,

Coca-Cola HBC AG

Important Notices

        Coca-Cola HBC has filed with the SEC a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. YOU ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

4

Cautionary Statement Regarding Forward-Looking Statements

        The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change.

        This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as "believe," "outlook," "guidance," "intend," "expect," "anticipate," "plan," "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic's future financial position and results; Coca-Cola Hellenic's outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic's recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic's business and financial condition; Coca-Cola Hellenic's future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

        Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Conduct Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

5

*FOR USE BY HOLDERS OF COCA-COLA HELLENIC ADSs TO SURRENDER THEIR ADSs AND TO MAKE AN ELECTION IN THE ADS PORTION OF THE GREEK STATUTORY BUY-OUT ONLY*

Supplemental Letter of Transmittal

to receive, for each American Depositary Share
representing one ordinary share

of

Coca-Cola Hellenic Bottling Company S.A.

either

one American Depositary Share
representing one new ordinary share

of

Coca-Cola HBC AG

or

the U.S. dollar equivalent of €13.58 (net of applicable taxes, fees and expenses)

in the ADS portion of the Greek statutory buy-out

pursuant to the Offer to Exchange/Prospectus

dated March 19, 2013 (as revised)

        THIS SUPPLEMENTAL LETTER OF TRANSMITTAL CAN BE USED BY HOLDERS OF AMERICAN DEPOSITARY SHARES OF COCA-COLA HELLENIC BOTTLING COMPANY S.A. ("COCA-COLA HELLENIC ADSs") THAT WERE NOT TENDERED OR ACCEPTED FOR EXCHANGE IN THE U.S. OFFER IN ORDER TO SURRENDER THEIR COCA-COLA HELLENIC ADSs AND MAKE AN ELECTION IN THE GREEK STATUTORY BUY-OUT PURSUANT TO PROCEDURES ESTABLISHED BY COCA-COLA HBC AG ("COCA-COLA HBC").

        THIS SUPPLEMENTAL LETTER OF TRANSMITTAL CAN BE SUBMITTED TO THE ADS EXCHANGE AGENT AT ANY TIME UNTIL 5:00 P.M., NEW YORK CITY TIME, ON JUNE 5, 2013 (WHICH IS ONE NEW YORK BUSINESS DAY BEFORE THE ELECTION DEADLINE OF THE GREEK STATUTORY BUY-OUT WITH RESPECT TO COCA-COLA HELLENIC ORDINARY SHARES).

        IF YOU DO NOT MAKE A VALID ELECTION IN THE ADS PORTION OF THE GREEK STATUTORY BUY-OUT, YOU WILL AUTOMATICALLY RECEIVE ONE COCA-COLA HBC ADS IN EXCHANGE FOR EACH OF YOUR COCA-COLA HELLENIC ADSs.

        DO NOT USE THIS SUPPLEMENT LETTER OF TRANSMITTAL IF YOU HOLD COCA-COLA HELLENIC ADSs THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE. PLEASE SEE THE INSTRUCTIONS CONTAINED IN THIS SUPPLEMENTAL LETTER OF TRANSMITTAL FOR MORE INFORMATION.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

The ADS Exchange Agent is:

CITIBANK, N.A.

By Mail:	By Overnight Courier:
Citibank, N.A.	Citibank, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

        Delivery of this Supplemental Letter of Transmittal to an address other than as set forth above does not constitute a valid delivery to the ADS Exchange Agent. You must sign this Supplemental Letter of Transmittal in the appropriate space provided therefor, with the signature guaranteed if required, and complete the enclosed IRS Form W-9 or an appropriate IRS Form W-8, as applicable.

        THE INSTRUCTIONS SET FORTH IN THIS SUPPLEMENTAL LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS SUPPLEMENTAL LETTER OF TRANSMITTAL IS COMPLETED.

        All surrenders and elections pursuant to this Supplemental Letter of Transmittal are irrevocable. No withdrawal rights apply to the ADSs portion of the Greek statutory buy-out. No partial surrender of Coca-Cola Hellenic ADSs is permitted. No partial or split elections are permitted.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

DESCRIPTION OF COCA-COLA HELLENIC ADSs SURRENDERED AND FOR WHICH ELECTION IS MADE IN THE GREEK STATUTORY BUY-OUT

Coca-Cola Hellenic ADSs Surrendered (Attach additional signed list if necessary)

Names(s) and Address(es) of Registered Holder(s) (Please fill in, if blank, exactly as name(s) appear(s) on Coca-Cola Hellenic ADR(s))*	Coca-Cola Hellenic ADR Number(s)**	Total Number of Coca-Cola Hellenic ADSs Represented by Coca-Cola Hellenic ADR(s)**	Total Number of Coca-Cola Hellenic ADSs Represented by Book-Entry (Electronic Form) Surrendered***	Number of Coca-Cola Hellenic ADSs Surrendered****

Total Coca-Cola Hellenic ADSs:

*	For Coca-Cola Hellenic ADS holders who hold their Coca-Cola Hellenic ADSs in book-entry form (i) in the Direct Registration System ("DRS") of Citibank, N.A., as depositary with respect to the Coca-Cola Hellenic ADSs (the "Coca-Cola Hellenic Depositary") or (ii) on the books and records of the Coca-Cola Hellenic Depositary as a result of their participation in the International Direct Investment Plan in respect of Coca-Cola Hellenic ADSs maintained by Citibank, N.A. (the "IDI Plan"), the name of the Registered Holder must be exactly as it appears on the books and records of the Coca-Cola Hellenic Depositary.
**	Complete only if Coca-Cola Hellenic ADSs are held in certificated form. Need not be completed if transfer is to be made with respect to Coca-Cola Hellenic ADSs held in book-entry form in DRS.
***	Only include Coca-Cola Hellenic ADSs that are held in book-entry form in DRS or on the books and records of the Coca-Cola Hellenic Depositary as a result of investment through the IDI Plan. Do NOT include any Coca-Cola Hellenic ADSs to be transferred by means of the DTC book-entry system.
****	All Coca-Cola Hellenic ADSs registered in the name of the registered holder (including any Coca-Cola Hellenic ADSs credited to the account of the registered holder as a result of dividend reinvestment or periodic open market purchases at the instruction of the registered holder pursuant to the IDI Plan, even if not identified above) will be deemed to be surrendered and to be subject to the election made (or deemed to be made) hereby in the ADS portion of the Greek statutory buy-out.

☐
CHECK HERE IF COCA-COLA HELLENIC ADRs HAVE BEEN MUTILATED, LOST, STOLEN OR DESTROYED, SEE INSTRUCTION 10.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

SELECTION OF CONSIDERATION

        Please check one of the boxes below to select the consideration you wish to receive for your Coca-Cola Hellenic ADSs in the ADS portion of the Greek statutory buy-out. No partial or split elections are permitted.*

Check this box if you wish to receive one Coca-Cola HBC ADS for each of your Coca-Cola Hellenic ADSs	☐
Check this box if you wish to receive the U.S. dollar equivalent of €13.58 per Coca-Cola Hellenic ADS, net of the 0.20% Greek transaction tax, for each of your Coca-Cola Hellenic ADSs	☐

*If you do not check one of the boxes for the selection of consideration, you will be deemed to have selected to receive Coca-Cola HBC ADSs as consideration in the ADS portion of the Greek statutory buy-out.

        Holders of Coca-Cola Hellenic ADSs who hold their Coca-Cola Hellenic ADSs directly in the form of American depositary receipts ("Coca-Cola Hellenic ADRs") or in book-entry form on the books of the Coca-Cola Hellenic Depositary should use this Supplemental Letter of Transmittal to surrender their Coca-Cola Hellenic ADSs to the ADS Exchange Agent and to elect the desired consideration in the ADS portion of the Greek statutory buy-out.

        Holders of Coca-Cola Hellenic ADSs who hold their Coca-Cola Hellenic ADSs indirectly through a broker, dealer, commercial bank, trust company or other nominee should request that such broker, dealer, commercial bank, trust company or other nominee deliver their Coca-Cola Hellenic ADSs to the ADS Exchange Agent in the following manner: (i) if such Coca-Cola Hellenic ADSs are evidenced by Coca-Cola Hellenic ADRs registered in the name of the holder, by mailing the Coca-Cola Hellenic ADRs together with this Supplemental Letter of Transmittal duly executed and properly completed to the ADS Exchange Agent; or (ii) if such Coca-Cola Hellenic ADSs are held in book-entry form by the broker, dealer, commercial bank, trust company or other nominee, by book-entry transfer to an account maintained by the ADS Exchange Agent at The Depository Trust Company ("DTC").

        This Supplemental Letter of Transmittal is not required to be submitted if the book-entry transfer includes the transmission of an agent's message via DTC's "Automated tender system" ("ATOP"). By instructing their brokers, dealers, commercial banks, trust companies or other nominees to submit or request DTC to submit an agent's message from DTC to the ADS Exchange Agent, holders of Coca-Cola Hellenic ADSs will be deemed to have confirmed that they have received, and agreed to be bound by the terms of, this Supplemental Letter of Transmittal and that Coca-Cola HBC AG may enforce such agreement against them. References herein to the undersigned shall also include brokers, dealers, commercial banks, trust companies and other nominees, and the customers for whom they may act, that utilize the ATOP system at DTC.

        To validly surrender the Coca-Cola Hellenic ADSs and make an election in the ADS portion of the Greek statutory buy-out, the holder needs to specify the consideration he or she elects to receive. The holder may select to receive, for each Coca-Cola Hellenic ADS surrendered herewith, (i) one Coca-Cola HBC ADS, or (ii) €13.58 in cash, net of the 0.20% Greek transaction tax, converted and paid in U.S. dollars (net of applicable fees, taxes and expenses) pursuant to the terms of the Coca-Cola Hellenic ADS deposit agreement.

        All surrenders and elections of consideration pursuant to this Supplemental Letter of Transmittal are irrevocable. No withdrawal rights apply to the ADSs portion of the Greek statutory buy-out. No partial surrenders of Coca-Cola Hellenic ADSs are permitted. No partial or split elections are permitted.

        You should note that if you do not make an election in the ADS portion of the Greek statutory buy-out, you will automatically receive one Coca-Cola HBC ADS in exchange for each of your Coca-Cola Hellenic ADSs provided that if you hold Coca-Cola Hellenic ADSs registered in your name in certificated form, it will be necessary for you to surrender your certificate(s) to the ADS Exchange Agent to receive Coca-Cola HBC ADSs.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

  SPECIAL ISSUANCE INSTRUCTIONS
  (See Instructions 1, 5 and 6)

              To be completed ONLY if (i) Coca-Cola HBC ADSs are to be issued to persons other than to the record holder(s) identified above and/or (ii) the check for the net cash consideration is to be issued and delivered to persons other than the record holder(s) identified above.

              If you complete this box, your signature must be guaranteed.

  Issue and/or Mail to:

Name	(Please Print)
Address:

(Include Zip Code)
(Tax Identification or Social Security Number)

  SPECIAL DELIVERY INSTRUCTIONS
  (See Instructions 1, 5 and 6)

              To be completed ONLY if (i) statements in respect of the Coca-Cola HBC ADSs to be issued in exchange for the Coca-Cola Hellenic ADSs surrendered in the ADS portion of the Greek statutory buy-out are to be sent to someone other than the undersigned or to the undersigned at an address other than that above and/or (ii) the check for the net cash consideration is to be sent to someone other than the undersigned or to the undersigned at an address other than that above.

  Deliver to:

Name	(Please Print)
Address:

(Include Zip Code)
(Tax Identification or Social Security Number)

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

IMPORTANT: COCA-COLA HELLENIC ADS HOLDER(S) MUST SIGN HERE
(See Instructions 1 and 5)
(Also complete the enclosed IRS Form W-9 or an IRS Form W-8, as applicable)

(Signature(s) of Coca-Cola Hellenic ADS holder(s))

        Must be signed by registered holder(s) exactly as name(s) appear(s) (i) on Coca-Cola Hellenic ADR(s) for the Coca-Cola Hellenic ADSs, (ii) in the DRS of the Coca-Cola Hellenic Depositary, (iii) on the books and records of the Coca-Cola Hellenic Depositary for investments through the IDI Plan or (iv) on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following and see Instruction 5.

Dated:	,

Name(s)	(Please Print)

Capacity (Full Title)

Address
(Including Zip Code)

Daytime Area Code and Telephone Number

Employer Identification or Social Security Number	(See the enclosed IRS Form W-9)

GUARANTEE OF SIGNATURE(S)
(If required—See Instructions 1 and 5)

Authorized Signature

Name	(Please Print)

Title	(Please Print)

Name of Firm

Address	(Including Zip Code)

Daytime Area Code and Telephone Number

Dated:	,

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

PLEASE READ CAREFULLY THE ACCOMPANYING INSTRUCTIONS

Ladies and Gentlemen:

        The undersigned hereby surrenders to Coca-Cola HBC AG, a stock corporation (Aktiengesellschaft/société anonyme) organized under the laws of Switzerland ("Coca-Cola HBC"), the above-described American Depositary Shares (each, a "Coca-Cola Hellenic ADS") of Coca-Cola Hellenic Bottling Company S.A. ("Coca-Cola Hellenic"), each Coca-Cola Hellenic ADS representing one ordinary share of Coca-Cola Hellenic (each, a "Coca-Cola Hellenic Share"), in exchange for, at the election of the undersigned, either (i) one Coca-Cola HBC American Depositary Share (each, a "Coca-Cola HBC ADS"), each Coca-Cola HBC ADS representing one ordinary share of Coca-Cola HBC (each, a "Coca-Cola HBC Share"), or (ii) the U.S. dollar equivalent of €13.58 in cash per Coca-Cola Hellenic ADS, net of the 0.20% Greek transaction tax and applicable fees, taxes and expenses, in each case upon the terms of the ADS portion of the Greek statutory buy-out described in the Offer to Exchange/Prospectus, dated March 19, 2013 (as amended or supplemented, the "U.S. Prospectus") as filed with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-4, file number 333-184685, and this related Supplemental Letter of Transmittal.

        The Coca-Cola HBC ADSs are to be issued pursuant to a deposit agreement by and among Coca-Cola HBC and Citibank, N.A., as depositary with respect to the Coca-Cola HBC ADSs (the "Coca-Cola HBC Depositary"), and all holders and beneficial owners of Coca-Cola HBC ADSs issued thereunder from time to time, filed as an exhibit to the Registration Statement on Form F-6, file number 333-185536, together with any amendments or supplements thereto.

        Upon the terms of the ADS portion of the Greek statutory buy-out, subject to and effective upon acceptance of the delivery of the Coca-Cola Hellenic ADSs surrendered hereby (except as provided below), the undersigned hereby (1) sells, assigns and transfers to, or upon the order of, Coca-Cola HBC all right, title and interest in and to all the Coca-Cola Hellenic ADSs that are being surrendered herewith (and any and all dividends, distributions, rights, other shares of Coca-Cola Hellenic ADSs or other securities issued or issuable in respect thereof with a record date after the date on which the Coca-Cola Hellenic ADSs are transferred (collectively, "Distributions")); (2) orders the registration of any Coca-Cola Hellenic ADSs surrendered by book-entry transfer to or upon the order of Coca-Cola HBC; and (3) irrevocably constitutes and appoints Citibank, N.A., as the ADS exchange agent (the "ADS Exchange Agent"), as the true and lawful agent and attorney-in-fact of the undersigned, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to the full extent of the undersigned's rights with respect to such Coca-Cola Hellenic ADSs (and any and all Distributions), to perform the following functions on the undersigned's behalf and for the undersigned's account:

  (a)
  deliver American depositary receipts representing such Coca-Cola Hellenic ADSs (and any and all Distributions), or transfer ownership of such Coca-Cola Hellenic ADSs (and any and all Distributions), together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of Coca-Cola HBC;

  (b)
  present such Coca-Cola Hellenic ADSs (and any and all Distributions) for transfer on the books of the Coca-Cola Hellenic Depositary;

  (c)
  receive all benefits and otherwise exercise all rights of beneficial ownership of such Coca-Cola Hellenic ADSs (and any and all Distributions); and

  (d)
  direct, in accordance with the instructions contained herein, the Coca-Cola Hellenic Depositary, or a custodian or other agent acting on its behalf, to make an election with respect to the Coca-Cola Hellenic Shares represented by such Coca-Cola Hellenic ADSs in

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

    the Greek statutory buy-out, for the account of the undersigned, on the terms described in the U.S. Prospectus, the related declaration of election and applicable law and regulations.

        Notwithstanding anything to the contrary, the undersigned agrees that the ADS Exchange Agent may take the actions specified in clause (d) above prior to the acceptance by Coca-Cola HBC of the delivery of such Coca-Cola Hellenic ADSs or the receipt by Coca-Cola HBC of the Coca-Cola Hellenic Shares represented by such Coca-Cola Hellenic ADSs in the Greek statutory buy-out.

        Upon such acceptance, all prior powers of attorney, proxies and consents given by the undersigned with respect to such Coca-Cola Hellenic ADSs (and any and all Distributions) will, without further action, be revoked; no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective) by the undersigned with respect to such Coca-Cola Hellenic ADSs (and any and all Distributions); and the undersigned shall have no further rights with respect to such Coca-Cola Hellenic ADSs, except that the undersigned shall have the right to receive the ADS or cash consideration selected hereby in accordance with the terms hereof.

        The undersigned hereby represents and warrants to Coca-Cola HBC and the ADS Exchange Agent that the undersigned has full power and authority to surrender Coca-Cola Hellenic ADSs and make an election in the ADS portion of the Greek statutory buy-out and to exchange, sell, contribute, assign and transfer the Coca-Cola Hellenic ADSs (and any and all securities or rights issued or issuable in respect thereof) in the ADS portion of the Greek statutory buy-out and, when such Coca-Cola Hellenic ADSs are transferred to or upon the order of Coca-Cola HBC, as applicable, the transferee will acquire good title thereto, free and clear of all liens, charges, encumbrances and other third party interests, and together with all rights then or thereafter attaching thereto, including, without limitation, voting rights and the right to receive all Distributions payable to a holder thereof.

        The undersigned will, upon request, execute and deliver any additional documents deemed by the ADS Exchange Agent or Coca-Cola HBC to be necessary or desirable to complete the sale, assignment and transfer of the Coca-Cola Hellenic ADSs surrendered hereby and all Distributions to or upon the order of Coca-Cola HBC.

        All authority conferred or agreed to be conferred in this Supplemental Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, legal representatives, trustees in bankruptcy, successors and assigns of the undersigned. The surrender of the Coca-Cola Hellenic ADSs and election of consideration hereby is irrevocable.

        The undersigned understands that the delivery, surrender of the Coca-Cola Hellenic ADSs and election of consideration are not effective until the ADS Exchange Agent receives the Coca-Cola Hellenic ADSs with this Supplemental Letter of Transmittal, properly completed and duly executed or an agent's message, as applicable, together with all accompanying evidences of authority in form satisfactory to Coca-Cola HBC and any other required documents.

        All questions as to validity, form and eligibility of any election of Coca-Cola Hellenic ADSs and election of consideration hereby will be determined by Coca-Cola HBC (which may delegate power in whole or in part to the ADS Exchange Agent) and such determination will be final and binding.

        The undersigned understands that the Coca-Cola HBC ADSs will be issued in "uncertificated" form as direct registration securities or on the books and records of the Coca-Cola HBC Depositary if the Coca-Cola Hellenic ADSs exchanged were issued pursuant to the IDI Plan. If the undersigned wishes to receive Coca-Cola HBC ADSs in certificated form, the undersigned will need, upon receipt of a statement from the ADS Exchange Agent that Coca-Cola HBC ADSs have been issued, to instruct the Coca-Cola HBC Depositary in accordance with the instructions contained in such statement to issue certificates for such Coca-Cola HBC ADSs.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

        The undersigned acknowledges and understands that there will be no guaranteed delivery process available to surrender Coca-Cola Hellenic ADSs, and that there will be no withdrawal rights for any surrender of Coca-Cola ADSs in the ADS portion of the Greek statutory buy-out.

        The undersigned acknowledges and agrees that in the case of a cash election, the ADS Exchange Agent will arrange for the conversion of the net cash euro consideration into U.S. dollars (at the current spot exchange rate at the time of receipt of the net cash euro consideration) pursuant to the terms of the deposit agreement by and among Coca-Cola Hellenic and Citibank, N.A., as depositary with respect to the Coca-Cola Hellenic ADSs, and all holders and beneficial owners of Coca-Cola Hellenic ADSs issued thereunder from time to time, and the remittance of the net cash consideration in U.S. dollars (after deduction of applicable fees, taxes and expenses) to the holder promptly after receipt of the applicable euro cash consideration and the completion of the conversion of such euro cash consideration into U.S. dollars.

        For Coca-Cola Hellenic ADSs surrendered in the ADS portion of the Greek statutory buy-out directly by registered holders of Coca-Cola Hellenic ADSs to the ADS Exchange Agent, the net cash consideration in U.S. dollars will be disbursed by check.

        Unless otherwise indicated under "Special Issuance Instructions," the ADS Exchange Agent will issue the check for cash consideration or the statement confirming the issuance of the Coca-Cola HBC ADSs in the name(s) of the registered holder(s) appearing above under "Description of Coca-Cola Hellenic ADSs Surrendered and for Which Election is Made in the Greek Statutory Buy-Out." Similarly, unless otherwise indicated under "Special Delivery Instructions," the ADS Exchange Agent will mail the check for cash consideration or the statement confirming the issuance of Coca-Cola HBC ADSs to the address(es) of the registered holder(s) appearing above under "Description of Coca-Cola Hellenic ADSs Surrendered and for Which Election is Made in the Greek Statutory Buy-Out." In the event that the boxes entitled "Special Issuance Instructions" and "Special Delivery Instructions" are both completed, the ADS Exchange Agent will issue the check for cash consideration or the statement confirming the issuance of Coca-Cola HBC ADSs in the name(s) of, and deliver the check for cash consideration or the statement confirming the issuance of the Coca-Cola HBC ADSs (and any accompanying documents, as appropriate) to, the person(s) so indicated.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

INSTRUCTIONS

Forming Part of the Terms of the ADS Portion of the Greek Statutory Buy-Out

        To complete the Supplemental Letter of Transmittal, you must do the following prior to 5:00 p.m., New York City time, on June 5, 2013, which is the New York business day immediately preceding the election deadline of the Greek statutory buy-out with respect to Coca-Cola Hellenic Shares:

  •
  Fill in the box entitled "Description of Coca-Cola Hellenic ADSs Surrendered and for Which Election is Made in the Greek Statutory Buy-Out."

  •
  Fill in the box entitled "Selection of Consideration".

  •
  Sign and date the Supplemental Letter of Transmittal in the box entitled "Important: All Coca-Cola Hellenic ADS Holder(s) Must Sign Here."

  •
  Fill in and sign the enclosed IRS Form W-9 (in the case of a Coca-Cola Hellenic ADS holder that is a U.S. person) or provide the appropriate duly executed IRS Form W-8 (in the case of a Coca-Cola Hellenic ADS holder that is not a U.S. person).

        In completing the Supplemental Letter of Transmittal, you may (but are not required to) also do the following:

  •
  If you want the check for cash consideration or the statement confirming the issuance of Coca-Cola HBC ADSs to be issued in the name of another person, complete the box entitled "Special Issuance Instructions."

  •
  If you want the check for cash consideration or the statement confirming the issuance of Coca-Cola HBC ADSs delivered to an address other than that appearing under Description of Coca-Cola Hellenic ADSs Surrendered and for Which Election is Made in the Greek Statutory Buy-Out, complete the box entitled "Special Delivery Instructions."

        If you complete the box entitled "Special Issuance Instructions" you must have your signature guaranteed by an Eligible Institution (as defined in Instruction 1 below) unless the Supplemental Letter of Transmittal is signed by an Eligible Institution.

        1.    Guarantee of Signatures.    No signature guarantee is required on this Supplemental Letter of Transmittal (i) if this Supplemental Letter of Transmittal is signed by the registered holder(s) of Coca-Cola Hellenic ADSs surrendered herewith and such registered holder has not completed the box entitled "Special Issuance Instructions" on this Supplemental Letter of Transmittal or (ii) if the Coca-Cola Hellenic ADSs surrendered herewith are surrendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, or other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such institution, an "Eligible Institution"). In all other cases, all signatures on this Supplemental Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5. If a Coca-Cola Hellenic ADR is registered in the name of a person other than the signer of this Supplemental Letter of Transmittal, or if Coca-Cola HBC ADSs are to be issued to a person other than the registered holder of the Coca-Cola Hellenic ADRs surrendered, then the surrendered Coca-Cola Hellenic ADR must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the Coca-Cola Hellenic ADR, with the signature(s) on the Coca-Cola Hellenic ADR or stock powers guaranteed by an Eligible Institution. See Instruction 5.

        2.    Requirements for Surrender.    This Supplemental Letter of Transmittal is to be completed by Coca-Cola Hellenic ADS holders if (i) Coca-Cola Hellenic ADRs are to be forwarded herewith or

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

(ii) Coca-Cola Hellenic ADSs to be surrendered are held in book-entry form on the books and records of the Coca-Cola Hellenic Depositary either in DRS or as a result of investment through the IDI Plan, in each case, pursuant to the procedures described in the U.S. Prospectus and herein. For a Coca-Cola Hellenic ADS holder validly to surrender Coca-Cola Hellenic ADSs pursuant to the ADS portion of the Greek statutory buy-out, a properly completed and duly executed Supplemental Letter of Transmittal, together with any required signature guarantees and any other required documents, must be received by the ADS Exchange Agent at one of its addresses set forth herein prior to 5:00 p.m., New York City time, on June 5, 2013 (which is the New York business day preceding the election deadline of the Greek statutory buy-out with respect to Coca-Cola Hellenic Shares), and, if not held in book-entry form in DRS or as a result of investment through the IDI Plan, Coca-Cola Hellenic ADRs for surrendered Coca-Cola Hellenic ADSs must be received by the ADS Exchange Agent at one of such addresses prior to 5:00 p.m., New York City time, on June 5, 2013 (which is the New York business day preceding the election deadline of the Greek statutory buy-out with respect to the Coca-Cola Hellenic Shares).

        The signatures on this Supplemental Letter of Transmittal cover all of the Coca-Cola Hellenic ADSs surrendered hereby.

        The method of delivery of the Coca-Cola Hellenic ADSs, this Supplemental Letter of Transmittal and all other required documents is at the election and risk of the Coca-Cola Hellenic ADS holder. The Coca-Cola Hellenic ADSs will be deemed delivered only when actually received by the ADS Exchange Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        No alternative, conditional or contingent surrenders will be accepted. All surrendering Coca-Cola Hellenic ADS holders, by executing this Supplemental Letter of Transmittal, waive any right to receive any notice of acceptance of their Coca-Cola Hellenic ADSs surrendered in the ADS portion of the Greek statutory buy-out.

        All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any surrender of Coca-Cola Hellenic ADSs by this Supplemental Letter of Transmittal will be determined by Coca-Cola HBC (which may delegate power in whole or in part to the ADS Exchange Agent), in its sole discretion. Coca-Cola HBC reserves the absolute right to reject any or all surrenders determined by Coca-Cola HBC not to be in proper form or the acceptance of which may, in the opinion of Coca-Cola HBC's counsel, be unlawful. Coca-Cola HBC also reserves the absolute right to waive any defect or irregularity in any surrender of Coca-Cola Hellenic ADSs of any particular Coca-Cola Hellenic ADS holder, whether or not similar defects or irregularities are waived in the case of other holders. No surrender of Coca-Cola Hellenic ADSs will be deemed to have been validly made until all defects and irregularities with respect to the surrender have been cured or waived by Coca-Cola HBC. None of Coca-Cola Hellenic, Coca-Cola HBC or any of their respective affiliates or assigns, the ADS Exchange Agent, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in surrenders or incur any liability for failure to give any such notification.

        3.    Inadequate Space.    If the space provided herein under "Description of Coca-Cola Hellenic ADSs Surrendered and for Which Election is Made in the Greek Statutory Buy-Out" is inadequate, the number of Coca-Cola Hellenic ADSs surrendered and the Coca-Cola Hellenic ADR numbers with respect to such Coca-Cola Hellenic ADSs should be listed on a separate signed schedule attached hereto.

        4.    No Partial Surrenders.    No fewer than all the Coca-Cola Hellenic ADSs evidenced by any Coca-Cola Hellenic ADR submitted or held in book-entry form on the books and records of the Coca-Cola Hellenic Depositary in DRS or a as a result of investment through the IDI Plan may be

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

surrendered in the ADS portion of the Greek statutory buy-out. All Coca-Cola Hellenic ADSs represented by Coca-Cola Hellenic ADRs delivered to the ADS Exchange Agent will be deemed to have been surrendered in the ADS portion of the Greek statutory buy-out.

        5.    Signatures on Supplemental Letter of Transmittal, Stock Powers and Endorsements.    If this Supplemental Letter of Transmittal is signed by the registered holder(s) of the Coca-Cola Hellenic ADSs surrendered hereby, the signature(s) must correspond with the name(s) as written on the face of the Coca-Cola Hellenic ADR(s) or on the books and records of the Coca-Cola Hellenic Depositary if held in book-entry form in DRS or as a result of investment through the IDI Plan, without any change whatsoever.

        If any of the Coca-Cola Hellenic ADSs surrendered hereby are owned of record by two or more joint owners, all such owners must sign this Supplemental Letter of Transmittal.

        If any surrendered Coca-Cola Hellenic ADSs are registered in different names on several Coca-Cola Hellenic ADRs or in several book-entries, it will be necessary to complete, sign and submit as many separate Supplemental Letters of Transmittal, as there are different registrations of Coca-Cola Hellenic ADSs.

        If this Supplemental Letter of Transmittal or any Coca-Cola Hellenic ADR or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Coca-Cola HBC of the authority of such person to so act must be submitted.

        If this Supplemental Letter of Transmittal is signed by the registered holder(s) of the Coca-Cola Hellenic ADSs listed and transmitted hereby, no endorsements of Coca-Cola Hellenic ADRs or separate stock powers are required unless the check for the cash consideration or the statement confirming the issuance of the Coca-Cola HBC ADSs are to be issued in the name of a person other than the registered holder(s). Signatures on any such Coca-Cola Hellenic ADRs or stock powers must be guaranteed by an Eligible Institution.

        If the Coca-Cola Hellenic ADRs for Coca-Cola Hellenic ADSs are registered in the name of a person other than the signer of this Supplemental Letter of Transmittal, or if issuance of the check for the cash consideration or the statement confirming the issuance of the Coca-Cola HBC ADSs is to be made to a person other than the registered holder of the Coca-Cola Hellenic ADSs surrendered, the surrendered Coca-Cola Hellenic ADRs must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Coca-Cola Hellenic ADR(s). Signature(s) on any such Coca-Cola Hellenic ADRs or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

        6.    Special Issuance and Delivery Instructions.    If the check for the cash consideration or the statement confirming the issuance of the Coca-Cola HBC ADSs are to be issued in the name of a person other than the signer of this Supplemental Letter of Transmittal, or if the check for the cash consideration or the statement confirming the issuance of the Coca-Cola HBC ADSs are to be sent to a person other than the signer of this Supplemental Letter of Transmittal, the appropriate boxes on this Supplemental Letter of Transmittal should be completed.

        7.    Important Tax Information; IRS Forms W-9 and W-8.    U.S. federal income tax law generally requires that if your Coca-Cola Hellenic ADSs are accepted in the ADS portion of the Greek statutory buy-out, you or your assignee (in either case, the "Payee") must provide Coca-Cola HBC or its assignee (in either case, the "Payer") with the Payee's correct Taxpayer Identification Number ("TIN"), which, in the case of a Payee who is an individual, is the Payee's social security number. If the Payer is not provided with the correct TIN or an adequate basis for an exemption, the Payee may be subject to

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

a $50 penalty imposed by the Internal Revenue Service ("IRS") and backup withholding in an amount equal to 28% (under current law) on all reportable payments made pursuant to, or after, the ADS portion of the Greek statutory buy-out. Backup withholding is not an additional tax. Rather, the tax liability of a person subject to backup withholding will be reduced by the amount withheld. If withholding results in an overpayment of taxes, a refund may be obtained by timely filing a claim for refund with the IRS.

        To prevent backup withholding, each Payee must, unless an exemption applies, provide to the ADS Exchange Agent such Payee's correct TIN by completing the IRS Form W-9 enclosed herewith, certifying that (i) the TIN provided is correct, (ii) (a) the Payee is exempt from backup withholding, (b) the Payee has not been notified by the IRS that such Payee is subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified the Payee that such Payee is no longer subject to backup withholding and (iii) the Payee is a U.S. person (including a U.S. resident alien). If a Payee is subject to backup withholding, such Payee must cross out item (2) of the "Certification" box (Part II) on the Form W-9.

        If the Payee does not have a TIN, such Payee should consult the instructions set forth in the enclosed IRS Form W-9 for instructions on applying for a TIN and apply for a TIN. If the Payee does not provide such Payee's TIN to the Payer by the time of payment, backup withholding will apply.

        If the Coca-Cola Hellenic ADSs are held in more than one name or are not in the name of the actual owner, consult the instructions set forth in the enclosed IRS Form W-9 for information on which TIN to report.

        Certain Payees (including, among others, certain corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt Payee should check the "Exempt payee" box on the IRS Form W-9. See the instructions set forth in the enclosed IRS Form W-9 for additional instructions. In order for a nonresident alien individual or foreign entity to establish its exemption from backup withholding, such person must submit an appropriate and properly completed IRS Form W-8BEN, W-8ECI, W-8EXP or W-8IMY, as the case may be, signed under penalties of perjury attesting to such exempt status. Such forms may be obtained from the ADS Exchange Agent or from the IRS at its internet website: www.irs.gov.

        FAILURE TO COMPLETE AND RETURN IRS FORM W-9 OR AN APPROPRIATE IRS FORM W-8, AS APPLICABLE, MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU PURSUANT TO, OR AFTER, THE ADS PORTION OF THE GREEK STATUTORY BUY-OUT. PLEASE REVIEW THE ENCLOSED IRS FORM W-9 AND INSTRUCTIONS CONTAINED IN THIS SUPPLEMENTAL LETTER OF TRANSMITTAL FOR ADDITIONAL DETAILS.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING BACKUP WITHHOLDING.

        8.    Coca-Cola HBC Depositary Book-Entry Registration of Coca-Cola HBC ADSs.    All Coca-Cola HBC ADSs will be issued to you in uncertificated, book-entry form either in the direct registration system maintained by the Coca-Cola HBC Depositary or on the books and records of the Coca-Cola HBC Depositary if the Coca-Cola Hellenic ADSs exchanged were held as a result of investment through the IDI Plan. As a holder of Coca-Cola HBC ADSs you will receive periodic statements issued by the Coca-Cola HBC Depositary reflecting the number of Coca-Cola HBC ADSs you own, rather than physical certificates that evidence the Coca-Cola HBC ADSs. If you wish to receive certificated Coca-Cola HBC ADSs, you will need, upon receipt of the statements reflecting the issuance of

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION

Coca-Cola HBC ADSs in your name, to request the Coca-Cola HBC Depositary to issue and mail certificates for your Coca-Cola HBC ADSs in the manner detailed in the statements.

        9.    Requests for Assistance or Additional Copies.    Questions and requests for assistance may be directed to the information agent of Coca-Cola HBC (the "Information Agent") at the address listed below. Additional copies of the U.S. Prospectus, this Supplemental Letter of Transmittal, and IRS Form W-9 may be obtained from the Information Agent or from brokers, dealers, banks, trust companies or other nominees. An applicable IRS Form W-8 may be obtained from the ADS Exchange Agent or from the IRS at its internet website: www.irs.gov.

        10.    Lost, Destroyed or Stolen Certificates.    If any certificate representing Coca-Cola Hellenic ADSs has been lost, destroyed or stolen, the Coca-Cola Hellenic ADS holder should promptly call the Coca-Cola Hellenic Depositary (the "Transfer Agent"), at 1 (877) 248-4237 (toll free) or 1 (781) 575-4555 if outside of U.S.A. The Coca-Cola Hellenic ADS holder will then be instructed by the Transfer Agent as to the steps that must be taken to replace the certificate. This Supplemental Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed.

IMPORTANT: THIS SUPPLEMENTAL LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, TOGETHER WITH ANY SIGNATURE GUARANTEES, AND ANY OTHER REQUIRED DOCUMENTS, AS WELL AS COCA-COLA HELLENIC ADRs FOR SURRENDERED COCA-COLA HELLENIC ADSs MUST BE RECEIVED BY CITIBANK, N.A., PRIOR TO 5 P.M. ON JUNE 5, 2013 (WHICH IS ONE NEW YORK BUSINESS DAY BEFORE THE ELECTION DEADLINE OF THE GREEK STATUTORY BUY-OUT WITH RESPECT TO THE COCA-COLA HELLENIC SHARES).

The ADS Exchange Agent is:

CITIBANK, N.A.

By Mail:	By Overnight Courier:
Citibank, N.A.	Citibank, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the U.S. Prospectus and this Supplemental Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished promptly at Coca-Cola HBC's expense. Coca-Cola Hellenic ADS holders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the ADS portion of the Greek statutory buy-out.

The Information Agent is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Banks and Brokers Call Collect:
1 (212) 269-5550

Coca-Cola Hellenic ADS Holders and All Others Call Toll-Free:
1 (800) 859-8511

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY BUY-OUT—ELECTION OF CONSIDERATION